UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                                 BLUEFLY, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                  -------------------------------------------
                         (Title of Class of Securities)

                                   096227103
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                        Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2002
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 38 Pages
                             Exhibit Index: Page 16

                             SCHEDULE 13D

CUSIP NO. 096227103                                           Page 2 of 38 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                      [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                 34,778,119
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   34,778,119
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           34,778,119**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                     [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                           87.2%

14       Type of Reporting Person (See Instructions)

                  OO; IV




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                             SCHEDULE 13D

CUSIP NO. 096227103                                           Page 3 of 38 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [   ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 34,778,119
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   34,778,119
   With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           34,778,119**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                           87.2%

14       Type of Reporting Person (See Instructions)

                  PN; IA




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                             SCHEDULE 13D

CUSIP NO. 096227103                                           Page 4 of 38 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [   ]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 34,778,119
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   34,778,119
   With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           34,778,119**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                             [ X ]

13       Percent of Class Represented By Amount in Row (11)

                                           87.2%

14       Type of Reporting Person (See Instructions)

                  CO




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                             SCHEDULE 13D
CUSIP NO. 096227103                                           Page 5 of 38 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 34,778,119
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   34,778,119
   With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           34,778,119**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [ ]


13       Percent of Class Represented By Amount in Row (11)

                                           87.2%

14       Type of Reporting Person (See Instructions)

                  OO; IA




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                             SCHEDULE 13D

CUSIP NO. 096227103                                           Page 6 of 38 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [   ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 1,137,946
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   1,137,946
   With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,137,946**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [   ]

13       Percent of Class Represented By Amount in Row (11)

                                           10.0%

14       Type of Reporting Person (See Instructions)

                  OO




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                             SCHEDULE 13D

CUSIP NO. 096227103                                           Page 7 of 38 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [   ]
                                                     b. [ X ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                 [   ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                 35,916,065
  Shares
Beneficially               8        Shared Voting Power
Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                   35,916,065
   With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           35,916,065**

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [   ]

13       Percent of Class Represented By Amount in Row (11)

                                           87.9%

14       Type of Reporting Person (See Instructions)

                  IA




----------
**   See Item 6 of Amendment No. 14 to Schedule 13D.

                                                              Page 8 of 38 Pages


          This Amendment No. 15 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 15 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 15 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into agreements with the Issuer as described herein, whereby QIP and SFM Domestic Investments each: A) purchased from the Issuer shares of preferred stock convertible into Shares; and B) received convertible demand promissory notes (collectively, the "Notes") of the Issuer pursuant to which each of QIP and SFM Domestic Investments acquired the right, at their option, to convert all or any portion of the principal amount of such Notes, including any accrued and unpaid interest thereon, into shares of preferred stock convertible into Shares, as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v) SFM Domestic Investments LLC ("SFM Domestic Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.  Source and Amount of Funds or Other Consideration

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          QIP expended $2,904,900 of its working capital to purchase the securities reported herein as being acquired since August 20, 2002 (the date of the last filing on Schedule 13D). This number consists of A) $968,300 to purchase shares of the Issuer's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred Stock") pursuant to the Series C Preferred Stock and Note Purchase Agreement dated as of September 27, 2002 between the Issuer, QIP and SFM Domestic Investments (the "Purchase Agreement"), and B) $1,936,600 as the principal amount of the convertible demand promissory note dated September 27, 2002, provided by the Issuer to QIP (the "QIP Note"). SFM Domestic Investments expended $95,100 of its working capital to purchase the securities reported herein as being acquired since August 20, 2002 (the date of the last filing on Schedule 13D). This number consists of A) $31,700 to purchase shares of the Series C Preferred Stock pursuant to the Purchase Agreement, and
B) $63,400 as the principal amount of the convertible demand promissory note dated September 27, 2002 provided by the Issuer to SFM Domestic Investments (the "SFM Domestic Note").

                                                              Page 9 of 38 Pages


Item 4.   Purpose of Transaction

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 34,778,119 Shares (approximately 87.2% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities (excluding the Series 2002 Preferred Stock) held for the account of
QIP). This number consists of A) 5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 21,658,444 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, H) 287,250 Shares issuable upon the exercise of Warrant No. 17 held for the account of QIP, I) 1,041,183 Shares currently issuable upon the conversion of 968.3 shares of Series C Preferred Stock, and J) 2,082,366 Shares issuable upon the conversion of the shares of Series C Preferred Stock currently obtainable upon the conversion of the QIP Note.

          (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,137,946 Shares (approximately 10.0% of the total number of Shares outstanding assuming the exercise and conversion of all the securities (excluding the Series 2002 Preferred Stock) held for its account). This number consists of A) 172,995 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 708,469 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, E) 3,170 Shares issuable upon the exercise of Warrant No. 12 held for its account, F) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for its account, G) 3,170 Shares issuable upon the exercise of Warrant No. 16 held for its account, H) 9,394 Shares issuable upon the exercise of Warrant No. 18 held for its account, I) 34,086 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account, and J) 68,172 Shares issuable upon the conversion of the shares of Series C Preferred Stock currently obtainable upon the conversion of the SFM Domestic Note.

          (iii) Mr. Soros may be deemed the beneficial owner of 35,916,065 Shares (approximately 87.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities (excluding the Series 2002 Preferred Stock) held for the accounts of QIP and SFM Domestic Investments). This number consists of A) 34,778,119 Shares which may be deemed to be beneficially owned by QIP as described above and B) 1,137,946 Shares which may be deemed to be beneficially owned by SFM Dometic Investments as described above.

                                                             Page 10 of 38 Pages


     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 34,778,119 Shares which may be deemed to be beneficially owned by QIP as described above.

          (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,137,946 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

          (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 35,916,065 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since August 20, 2002 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Series C Preferred Stock and Note Purchase Agreement
----------------------------------------------------

     On September 27, 2002, the Issuer entered into the Purchase Agreement (a copy of which is incorporated by reference hereto as Exhibit III and is incorporated herein by reference in response to this Item 6) with QIP and SFM Domestic Investments. Pursuant to the terms of the Purchase Agreement, QIP purchased 968.3 shares of Series C Preferred Stock for an aggregate purchase price of $968,300 and SFM Domestic Investments purchased 31.7 shares of Series C Preferred Stock for an aggregate purchase price of $31,700. The Issuer and QIP also entered into the QIP Note (a copy of which is incorporated by reference hereto as Exhibit JJJ and is incorporated herein by reference in response to this Item 6) in the aggregate principal amount of $1,936,600 and the Issuer and SFM Domestic Investments entered into the SFM Domestic Note (a copy of which is incorporated by reference hereto as Exhibit KKK and is incorporated herein by reference in response to this Item 6) in the aggregate principal amount of $63,400.

                                                             Page 11 of 38 Pages


     So long as any shares of Series C Preferred Stock are owned by QIP, SFM Domestic Investments or their respective affiliates, the Issuer has agreed not to take any action to approve or otherwise facilitate certain change of control transactions, including, but not limited to, a merger or consolidation of the Issuer resulting in a change of control or a sale of substantially all the assets of the Issuer, unless provision has been made for the holders of the Shares to receive in connection with such transaction an amount in cash equal to the greater of (i) $1,000 per share of Series C Preferred Stock plus any accrued and unpaid dividends and (ii) the amount that the holder of such Series C Preferred Stock would receive if it were to convert their share or shares of Series C Preferred Stock (without regard to any limitation on conversion and without actually requiring to be so converted) into Shares (the "Series C Liquidation Preference").

     The Issuer, QIP and SFM Domestic Investments amended the definition of "Registrable Securities" under the Investment Agreement (the "Investment Agreement"), dated November 13, 2000 (a copy of which was previously filed as Exhibit LL to Schedule 13D Amendment No. 7 and is incorporated herein by reference in response to this Item 6) in order that certain securities related to the Series C Preferred Stock and Series 2002 Preferred Stock were covered by the registration rights set forth in the Investment Agreement. The amended definition of "Registrable Securities" includes, along with any other securities already included in such definition, the Shares issuable upon conversion of the Series C Preferred Stock and the Series 2002 Preferred Stock (or upon the exercise or conversion of any security issued upon conversion of the Series 2002 Preferred Stock). The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement.

     The Issuer has agreed to put forth proposals seeking stockholder approval of (i) the conversion rights of the Series C Preferred Stock at the Company's next annual or special meeting of stockholders and (ii) the increase in the number of authorized Shares to 92,000,000. The Issuer has agreed to take all reasonable action to convene a meeting of the Issuer's stockholders on or before December 30, 2002.

     The foregoing descriptions of the Purchase Agreement, the QIP Note and the SFM Domestic Note do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 6.

Certificate of Powers, Designations, Preferences and Rights of
--------------------------------------------------------------
Series C Preferred Stock
------------------------

     Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights of Series C Convertible Preferred Stock (the "Series C Preferred Certificate of Designations") (a copy of which is incorporated by reference hereto as Exhibit LLL and is incorporated herein by reference in response to this Item 6) filed by the Issuer with the Delaware Secretary of the State on September 27, 2002, the shares of Series C Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum, compounding annually. The dividends are payable only upon a conversion of the Series C Preferred Stock into Shares, a liquidation, dissolution or winding up of the Issuer or a redemption of the Series C Preferred Stock. Series C Preferred Stockholders are entitled to a preference on a liquidation, dissolution or winding up of the Issuer in an amount per share equal to the Series C Liquidation Preference.

                                                             Page 12 of 38 Pages


     Holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer's stockholders, voting as a single class with the holders of Shares, on an as-converted basis. Notwithstanding the foregoing,
(i) holders of Series C Preferred Stock are not entitled to vote with respect to the approval of the conversion rights of the Series C Preferred Stock or the Series 2002 Preferred Stock and (ii) until the Issuer's stockholders approve the conversion rights of the Series C Preferred Stock (to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), the total number of votes cast with respect to the then outstanding shares of Series C Preferred Stock may not exceed 2,077,341 (subject to adjustment to reflect any stock split, stock dividend, reclassification or similar transaction). So long as at least 40% of the shares of Series C Preferred Stock remain outstanding, the Issuer may take the actions enumerated in Section 5.1 of the Series C Preferred Certificate of Designations only with the approval of a majority of the shares of Series C Preferred Stock, voting separately as a class. In addition, so long as any shares of Series C Preferred Stock are outstanding, the approval of the holders of at least 66-2/3% of such shares, voting separately as a class, must be obtained (i) to effect any transaction that would adversely affect the rights, preferences, powers and privileges of the shares of Series C Preferred Stock or (ii) to merge or consolidate with another entity, sell all or substantially all of the Issuer's assets or enter into a transaction resulting in, or facilitating, a change of control.

     Each share of Series C Preferred Stock is convertible, at the option of the holder thereof, into a number of fully paid and nonassessable Shares obtained by dividing (i) $1,000 by (ii) $0.93 (as adjusted, the "Series C Conversion Price"). The Series C Conversion Price may be adjusted upon the occurrence of certain events described in the Series C Preferred Certificate of Designations, including, but not limited to, the issuance by the Issuer of securities at a price per share (the "New Issue Price") less than the Series C Conversion Price in which case the Series C Conversion Price will be adjusted to equal the New Issue Price. Upon conversion, the accrued and unpaid dividends on each share of Series C Preferred Stock are paid, at the option of the Issuer, in cash or in Shares. Notwithstanding the foregoing, (i) until the Issuer's stockholders approve the conversion rights of the Series C Preferred Stock (to the extent such approval is required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), no share of Series C Preferred Stock may be converted into Shares to the extent that, after giving effect to such conversion, the total number of Shares issued from and after September 27, 2002 as a result of the conversion of shares of Series C Preferred Stock would exceed 2,077,341 (subject to adjustment to reflect any stock split, stock dividend, reclassification or similar transaction) and (ii) no shares of Series C Preferred Stock are convertible into Shares until the Issuer's stockholders approve the increase in the number of authorized Shares to 92,000,000.

     Holders of Series C Preferred Stock are entitled to certain preemptive rights in instances where the Issuer issues any Shares or securities convertible or exchangeable into Shares, subject to certain excluded issuances.

     Subject to the fulfillment of certain requirements, the Issuer may redeem for cash all the shares of Series C Preferred Stock at redemption prices equal to multiples of the Series C Conversion Price, as set forth in Section 7 of the Series C Preferred Certificate of Designations.

     The foregoing description of the Series C Preferred Certificate of Designations does not purport to be complete and is qualified in its entirety by the terms of the Series C Preferred Certificate of Designations, which is incorporated herein by reference in response to this Item 6.

                                                             Page 13 of 38 Pages


Convertible Demand Promissory Notes
-----------------------------------

     Each Note bears interest at a rate of 3% per annum, on a cumulative, compounding basis. The outstanding principal balance and accrued and unpaid interest on each Note is payable upon the demand of the holder, but in no event later than March 26, 2003. All or any portion of the Notes are convertible, at the option of the holders thereof, into a number of fully paid and nonassessable shares of Series C Preferred Stock obtained by dividing (i) the aggregate principal amount to be converted plus any accrued and unpaid interest on such principal amount by (ii) $1,000. The foregoing description of the Notes does not purport to be complete and is qualified in its entirety by the terms of the Notes, which are incorporated herein by reference in response to this Item 6.

Waiver and  Consent  of the  Holders of Series A  Preferred  Stock,
--------------------------------------------------------------------
Series B Preferred Stock and Series 2002 Preferred Stock
---------------------------------------------------------

     On September 27, 2002, QIP and SFM Domestic Investments, along with the other holders, if applicable, of Series A Preferred Stock, Series B Preferred Stock and Series 2002 Preferred Stock executed the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series 2002 Convertible Preferred Stock (the "Waiver and Consent") (a copy of which is incorporated by reference hereto as Exhibit MMM and incorporated herein by reference in response to this Item 6). Pursuant to the Waiver and Consent, (i) the holders of Series A Preferred Stock and Series B Preferred Stock waived their preemptive rights with respect to the issuance of the Series C Preferred Stock and the Notes, (ii) the holders of Series B Preferred Stock waived the breach by the Issuer of Section 5.8.9 of the Certificate of Incorporation (a copy of which was previously filed as Exhibit RR to Schedule 13D Amendment No. 8 and is incorporated herein by reference in response to this Item 6), and agreed not to convert any shares of Series B Preferred Stock to the extent that, after giving effect to such conversion, the total number of Shares issued from and after September 27, 2002 as a result of the conversion of shares of Series B Preferred Stock would exceed 13,281,038 (subject to adjustment to reflect any stock split, stock dividend, reclassification or similar transaction) and (iii) the holders of Series 2002 Preferred Stock agreed to waive their rights to convert the Series 2002 Preferred Stock into shares of Series C Preferred Stock in connection with the issuance of the shares of Series C Preferred Stock. The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by the terms of the Waiver and Consent, which is incorporated herein by reference in response to this Item 6.

Conversion Price of Series B Preferred Stock
--------------------------------------------

     In connection with the issuance of the Series C Preferred Stock, the conversion price of the Series B Preferred Stock was reduced to $0.93 per share pursuant to Section 5.8.6 of the Issuer's Certificate of Incorporation. The foregoing description of the Certificate of Incorporation does not purport to be complete and is qualified in it entirety by the terms of the Certificate of Incorporation.

     Except as set forth herein, the Reporting Persons do no have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 14 of 38 Pages


Item 7.  Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 15 of 38 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: October 4,  2002           QUANTUM INDUSTRIAL PARTNERS LDC

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                  QIH MANAGEMENT INVESTOR, L.P.

                                  By:      QIH Management, Inc.,
                                           its General Partner

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Vice President

                                  QIH MANAGEMENT, INC.

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Vice President

                                  SOROS FUND MANAGEMENT LLC

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel

                                  SFM DOMESTIC INVESTMENTS LLC

                                  By:      George Soros
                                           Its Managing Member

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                  GEORGE SOROS

                                  By:      /s/  Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 16 of 38 Pages
                                  EXHIBIT INDEX


III. Series C Preferred Stock and Note Purchase Agreement, dated as of September 27, 2002, by and between Bluefly, Inc. and the investors listed on Schedule I thereto(1)

JJJ. Form of the Convertible Demand Promissory Note, dated as of September 27, 2002, by and between Bluefly, Inc. and Quantum
          Industrial   Partners  LDC  in  the   principal   amount  of
          $1,936,600..................................................       17

KKK. Form of the Convertible Demand Promissory Note, dated as of September 27, 2002, by and between Bluefly, Inc. and SFM
          Domestic   Investments  LLC  in  the  principal   amount  of
          $63,400.....................................................       26

LLL.      Certificate of Powers, Designations,  Preferences and Rights
          of  Series  C  Convertible   Preferred   Stock  of  Bluefly,
          Inc.(2)

MMM. Form of the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred
          Stock  and  Series  2002  Convertible   Preferred  Stock  of
          Bluefly, Inc................................................       35


----------

(1) Filed on September 30, 2002 as Exhibit 99.2 to the Issuer's current report on Form 8-K (commission File Number 001-14498).

(2) Filed on September 30, 2002 as Exhibit 99.3 to the Issuer's current report on Form 8-K (Commission File Number 001-14498).